19003074

SEC Mail Processing

JAN 11 2019

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1017 Mumma Road, Ste 302
(No. and Street)

Lemoyne	PA	17043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Renee Lieux 7173501707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

JAN 28 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

RMS

OATH OR AFFIRMATION

I, L. Renee Lieux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Advisors, Inc, as of January 10, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Debra L. Steele, Notary Public
Wormleysburg Boro, Cumberland County
My Commission Expires May 6, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH ADVISORS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
December 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMMONWEALTH ADVISORS, INC.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
To the Shareholder of
Commonwealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Advisors, Inc as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Advisors, Inc as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commonwealth Advisors, Inc's management. Our responsibility is to express an opinion on Commonwealth Advisors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Audtor's Report on Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Commonwealth Advisors, Inc's financial statements. The supplemental information is the responsibility of Commonwealth Advisors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
January 10, 2019

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta. GA 30062 · 770.499.8558 · Fax 770.425.3683

COMMONWEALTH ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSET:		
Cash & Cash Equivalents	$	25,174
TOTAL CURRENT ASSETS	$	25,174
COMPUTER AND EQUIPMENT	$	6,336
Less accumulated depreciation	$	(6,336)
Computer and equipment - net	$	-
OTHER ASSET - deferred tax asset		11,853
TOTAL ASSETS	$	37,027

LIABILITIES AND STOCKHOLDER'S EQUITY

SHAREHOLDER'S EQUITY:		
1,000 shares issued and outstanding at par value of $0		
Additional paid-in capital	$	126,596
Deficit	$	(89,569)
TOTAL STOCKHOLDER'S EQUITY	$	37,027
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	37,027

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE:	$	60,000
OPERATING EXPENSES:		
Audit Fees	$	7,373
Regulatory fees		2,480
Printing and Reproduction		157
Accounting		350
Rent		1,743
Technology		2,549
Professional Fees		33,000
Service Charge		15
Total expenses	$	47,667
NET OPERATING INCOME	$	12,333
INCOME TAX EXPENSE	$	3,822
NET INCOME	$	8,511

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Shares Common Stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, December 31, 2018	1,000	$ 123,825	$ (87,959)	$ 35,866
Distributed to Shareholder		(7,350)	-	(7,350)
Net Income			8,511	8,511
Balance, December 31, 2018	1,000	$ 116,475	$ (79,448)	$ 37,027

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES:		
Net Income	$	8,511
Adjustments to reconcile net income to net cash used by operating activities:		
Deferred Tax Asset		3,822
Net cash provided by operating activities	$	12,333
FINANCING ACTIVITIES:		
Shareholder Distribution		(7,350)
Net cash used by financing activities	$	(7,350)
NET INCREASE IN CASH	$	4,983
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		20,191
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	25,174

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1 ORGANIZATION AND NATURE OF BUSINESS

Commonwealth Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective October 10, 2011. The Company is incorporated under the laws of the Commonwealth of Pennsylvania.

The Company is registered to engage in private placement of securities and merger and acquisition advisory services.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Assets lives are five years for computers and equipment. The assets were fully depreciated in 2016.

Income Taxes
The Company files income tax returns in with the U.S. Federal jurisdiction and with the Commonwealth of Pennsylvania.

The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
The Company recognizes revenue upon satisfaction of performance obligations under contract. The Company provides merger and acquisition services to its clients. The Company is evaluating new revenue recognition standards and will implement as required.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740 (ASC 740), Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company has no uncertain tax positions at year end.

3 RELATED PARTY TRANSACTION

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"). Under the agreement the Company pays the Affiliate for specific office and administrative services provided by the Affiliate. For the year-ended December 31, 2018 there was $1,743 paid to the Affiliate for rent. The Company paid $33,000 to related parties and it is included with professional fees on the Statement of Operations. As of December 31, 2018, the Company had no amount due to the Affiliate or related parties. The term of this agreement is through May 1, 2019. The 2019 liability is $1,743.

4 COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2018.

5 INCOME TAXES + DEFFERED TAX ASSET

The current and deferred portions of the income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

	Current	Deferred	Total
Federal	$ -	$3,822	$3,822

The Deferred Tax Asset is comprised of Net Operating Loss carry forwards as of December 31, 2018. They expire as follows:

Expiration year		Amount
2031	$	16,278
2032	$	48,348
2033	$	26,645
2034	$	5,146
2035	$	2,039
2037	$	5,313
	$	103,769

The Company believes that it will realize all net operating loss carry forwards, thus no valuation allowance is necessary.

6 CONCENTRATIONS

The majority of the Company's revenue was earned from one customer in 2018.

7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $25,174, which was $20,174 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0%.

8 SUBSEQUENT EVENTS

The Company evaluated subsequent events through January 10, 2019, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

	SCHEDULE I
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 37,027
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Deferred tax asset	(11,853)
NET CAPITAL	$ 25,174
AGGREGATE INDEBTEDNESS -	
Accounts payable	0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	$ 20,174
Net Capital in excess of the greater of 10% of AI or 120% of minimum net capital requirement	$ 19,174
Percentage of aggregate indebtedness to net capital	0.00%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2018)

There is no significant difference between the net capital in Part IIA of Form X-17A-5 and the Net Capital above.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULES II & III

SUPPLEMENTARY SCHEDULE I

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SUPPLEMENTARY SCHEDULE II

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Commonwealth Advisors, Inc.

We have reviewed management's statements, included in Commonwealth Advisors, Inc.'s Annual Exemption Report, in which (1) Commonwealth Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commonwealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Commonwealth Advisors, Inc. stated that Commonwealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
January 10, 2019

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

COMMONWEALTH ADVISORS, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

We, as members of management of Commonwealth Advisors, Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Commonwealth Advisors, Inc.

Renée Lieux
FINOP

January 10, 2019